Exhibit 99.2

PACIFIC THERAPEUTICS LTD. ANNOUNCES
CHANGE OF AUDITOR

VANCOUVER, BC, Canada – February 13, 2014 – Pacific Therapeutics Ltd. (CNSX: PT) (Frankfurt: 1P3) (the “Company”) announces that, effective February 3, 2014 it has changed auditors.

The Company has accepted the resignation of Leed Advisors Inc. Chartered Accountants ("Leed") as auditor of the Company and has appointed James Stafford, Chartered Accountants (“Stafford") as its successor. There were no reservations in Leed’s reports for the two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued preceding the date of Leed’s resignation. There were also no reportable events between the Company and Leed or between the Company and Stafford.

The audit committee and board of directors of the Company have approved the appointment of Stafford as successor auditor. In accordance with NI 51-102, a notice of change of auditor, together with the required letters from the auditor and the successor auditor have been filed on SEDAR.

ABOUT PACIFIC THERAPEUTICS LTD.

The Company’s is a clinical stage specialty pharmaceutical company focused on the repurposing and reformulation of existing approved drugs for large markets.

For further information visit our website at www.pacifictherapeutics.com  or email us at doug.unwin@pacifictherapeutics.com

Douglas H. Unwin, CEO & President
(604) 738-1049
doug.unwin@pacifictherapeutics.com

Neither the Canadian National Stock Exchange nor its regulatory service provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

409 Granville Street Suite 1023, Vancouver, BC V6C 1T2
Ph: (604) 738-1049                       Fax: (604) 738-1094